SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 21)*

LSI Industries Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities

502 16C 10 8
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 502 16C 10 8                                      Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert J. Ready
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,024,960
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,024,960
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.76%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

           Page 3 of 4 Pages

Item 1(a)	Name of Issuer: LSI Industries Inc.

Item 1(b)	Address of Issuer's Principal Executive Office:

10000 Alliance Road Cincinnati, Ohio 45242

Item 2(a)	Name of Person Filing: Robert J. Ready

Item 2(b)	Address of Principal Business Office:

10000 Alliance Road Cincinnati, Ohio 45242

Item 2(c)	Citizenship: U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock, No Par Value

Item 2(e)	CUSIP Number: 502 16C 10 8

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: N/A

Item 4	Ownership:

(a) See Item 9 of cover page.
(b) See Item 11 of cover page.
(c) See Items 5-8 of cover page.

The shares in Items 5, 7 and 9 include options for 60,625 shares exercisable within 60 days, 48,934 shares held in LSI’s Non-Qualified Deferred Compensation Plan and 211,116 shares held by Mr. Ready as Trustee of a Voting Trust Agreement for the benefit of his children pursuant to which Mr. Ready has the sole power to vote and direct the disposition of such shares. Mr. Ready disclaims beneficial ownership of these 211,116 shares.

Item 5	Ownership of 5% or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Page 4 of 4 Pages

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification: N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2007
Date

/s/Robert J. Ready
Robert J. Ready

Robert J. Ready
Name/Title